SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 26, 2023

1.              DATE, TIME AND PLACE: On April 26, 2023, at 3:00 p.m., the Annual and Extraordinary Shareholders’ Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was held exclusively virtually, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of resolution 81 of March 29, 2022 of the Securities and Exchange Commission of Brazil (CVM) (“CVM Resolution 81”), and was considered held at the head office of the Company located at Rua Eteno, no. 1.561, Polo Petroquímico de Camaçari, Municipality of Camaçari, State of Bahia, CEP 42810-000.

2.              CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper on March 24, 25 and 27, 2023 and the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/).

3.              PUBLICATIONS: The following documents were published in accordance with article 133 of the Brazilian Corporations Law: (i) Notice to Shareholders informing that the documents and information related to the matters on the agenda, including the Management Report on the company’s businesses and the administrative highlights of the year ended December 31, 2022, a copy of the Financial Statements together with the Notes and the Report from Grant Thornton Auditores Independentes, the Company’s independent auditor, as well as the Fiscal Council Report and the Summarized Annual Report of the Statutory Compliance and Audit Committee, were made available to the shareholders of the Company, as published in the “O Correio da Bahia” newspaper on March 24, 25 and 27, 2023 and the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/); and (ii) the Management Report on the company’s businesses and the administrative highlights of the year ended December 31, 2022, the Financial Statements together with the Notes and the Report from Grant Thornton Auditores Independentes, the Company’s independent auditor, as well as the Fiscal Council Report and the Summarized Annual Report of the Statutory Compliance and Audit Committee, all related to the year ended December 31, 2022, were published in the “O Correio da Bahia” newspaper on March 30, 2023 and in full on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/). The above documents were made available to shareholders of the Company at its head office and disclosed on the websites of CVM and the Company at least one (1) month before the current date, pursuant to the Brazilian Corporations Law and applicable CVM regulations. Other documents and information related to the agenda, as per CVM Resolution 81 and CVM Resolution 80 of March 29, 2020 (“CVM Resolution 80”), were made available to shareholders through the Empresas.Net System on March 24, 2023, and are also available at the head office of the Company.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 26, 2023

4.              ATTENDANCE: Participated in (i) the Annual Shareholders Meeting, shareholders representing 99.10% (ninety-nine point ten per cent) of the voting capital of the Company and 77.90% (seventy-seven point ninety per cent) of Class A and Class B preferred shares of the Company, as per the attendance lists prepared by the transfer agent and the Company, pursuant to article 48, items I and II of CVM Resolution 81, and the records of the electronic remote participation system provided by the Company in accordance with article 47, item III of CVM Resolution 81. Other participants were Octavio Zampirollo, representative of Grant Thornton Auditores Independentes, the independent auditor of the Company, Marcílio Jose Ribeiro Júnior, chairman of the Company’s Fiscal Council, Gesner José de Oliveira Filho, coordinator of the Statutory and Compliance Audit Committee of the Company, and Pedro Van Langendonck Teixeira de Freitas, representative of the Company’s management, who were available to make any clarifications on the items of the Meeting agenda.

5.              PRESIDING BOARD: After the legal quorum was verified, the Meeting was convened, with Henrique Vargas Beloch presiding over the Meeting and Clarisse Mello Machado Schlieckmann acting as secretary, who were chosen pursuant to article 16, paragraph 3 of the Bylaws of the Company.

6.              FISCAL COUNCIL REPORT: On March 22, 2023, the members of the Fiscal Council, after examining: (i) the Annual Management Report; and (ii) the Individual and Consolidated Financial Statements and the respective Notes for the fiscal year ended December 31, 2022, which reflect the loss incurred in fiscal year 2022, considering in their analysis the unqualified opinion from Grant Thornton Auditores Independentes, unanimously concluded that the documents analyzed fairly present the financial and equity position of the Company, and in their opinion the documents can be approved by this Meeting.

7.	AGENDA:

7.1.         ANNUAL SHAREHOLDERS MEETING (i) Examination, discussion and voting on the Financial Statements of the Company and the Notes, as well as the Reports of the Independent Auditors, the Fiscal Council and the Statutory Compliance and Audit Committee for the fiscal year ended December 31, 2022; (ii) Examination, discussion and voting on the Management Report and respective Management Accounts for the fiscal year ended December 31, 2022; (iii) Election of members and alternate members of the Fiscal Council of the Company; and (iv) Determination of the overall annual compensation of management and members of the Fiscal Council of the Company for the fiscal year ending December 31, 2023.

7.2.         EXTRAORDINARY SHAREHOLDERS MEETING: (i) Ratification, under article 23 of the Bylaws of the Company, of the nomination, by the Board of Directors, of one (1) alternate member for the position of member of the Board of Directors of the Company, to complete the ongoing term of office until the Annual Shareholders Meeting that will deliberate on the financial statements for the fiscal year ending December 31, 2023; (ii) Re-ratification of the amount declared as additional dividends at the Annual and Extraordinary Shareholders Meeting held on April 19, 2022, and the consequent adjustment to the retained earnings of the Company related to fiscal year 2021, based on its capital budget for 2022.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 26, 2023

8.              PRELIMINARY PROCEDURES: Before starting the proceedings, the Secretary explained the functioning of the electronic remote participation system provided by the Company and the voting procedure for shareholders participating remotely in the Meeting and informed that: (i) the proceedings would be recorded, which will be archived at the head office of the Company, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic remote participation system in the Meeting enabled shareholders to listen to the comments of all other shareholders and communicate with the Presiding Board and other participants at the Meeting, thus enabling communication among shareholders. The Chairman of the Meeting also asked whether any of the shareholders participating through the electronic system had submitted their vote through the Absentee Ballot (“Ballot”) and wished to change their vote during the Meeting so that the instructions received through the Ballot could be disregarded, pursuant to article 28, paragraph 2, item II of CVM Resolution 81.

9.              RESOLUTIONS: Shareholders unanimously waived the reading of the consolidated map of the votes cast through Ballots, pursuant to article 48, paragraph 4 of CVM Resolution 81, as the same was disclosed by the Company to the market on April 25, 2023. Furthermore, as proposed by the Chairman of the Meeting, shareholders unanimously waived the reading of the documents related to the matters to be deliberated at the Meeting as they were already provided to shareholders who are fully aware of them. Shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of shareholders, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law. The matters on the agenda were put up for discussion and vote, and the following resolutions were taken:

9.1.	ANNUAL SHAREHOLDERS MEETING:

9.1.1.    FINANCIAL STATEMENTS: Approve, by unanimous vote of common shareholders of the Company, after recording the abstentions, including of those legally barred, as per the vote map in Attachment I, the Company’s Financial Statements containing the Notes, duly accompanied by Reports from the Company’s independent auditors Grant Thornton Auditores Independentes and the Fiscal Council, and the Summarized Annual Report from the Statutory Compliance and Audit Committee, all related to fiscal year ended December 31, 2022.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 26, 2023

9.1.1.1.       Place on record that, as per the Income Statement for the Year, included in the Financial Statements for the fiscal year ended December 31, 2022, the Company incurred loss of R$ 335,676,832.92, which, after considering the effects of the amounts posted directly in the Retained Earnings (accumulated deficit) accounts, as shown in the Statement of Shareholders’ Equity for the year ended December 31, 2022, resulted in the absorption of R$ 417,294,241.74 from the Company’s Profit Retention Reserve. Pursuant to article 189, sole paragraph of the Brazilian Corporations Law, the loss incurred in fiscal year 2022 was fully absorbed by the Company’s Profit Reserve.

9.1.2.    MANAGEMENT REPORT AND MANAGEMENT ACCOUNTS: Approve, by unanimous vote of common shareholders of the Company, after recording the abstentions, including of those legally barred, as per the vote map in Attachment I, the Management Report and Management Accounts of the Company for the year ended December 31, 2022.

9.1.3.    ELECTION OF MEMBERS AND ALTERNATE MEMBERS OF THE FISCAL COUNCIL OF THE COMPANY:

9.1.3.1.                 In compliance with a prior request from the minority preferred shareholders of the Company, a separate election was held to elect a member and their respective alternate member of the Fiscal Council, pursuant to article 161, paragraph 4, item “a” of the Brazilian Corporations Law, and the following were elected, for a term of office started on this date and will end at the Annual Shareholders Meeting that will deliberate on the financial statements of the Company for the year ending December 31, 2023, by majority vote of the minority preferred shareholders participating in the separate election, without the participation of shareholders linked to controlling shareholders, after recording the abstentions and dissenting votes, as per the vote map in Attachment I:

9.1.3.1.1.	WILFREDO JOÃO VICENTE GOMES, Brazilian, divorced, business administrator, bearer of Identity Document (RG) number 1.376.630-9 SSP/SC, inscribed in the Individual Taxpayers Register (CPF/ME) under no. 591.561.989-49, resident and domiciled in the city of Florianópolis, state of Santa Catarina, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, CEP 05501-050, in the city and state of São Paulo, as member of the Fiscal Council; and

9.1.3.1.2.	IÊDA APARECIDA DE MOURA CAGNI, Brazilian, married, lawyer, inscribed in the Brazilian Bar Association, Goiás Chapter (OAB/GO) under no. 18,187, inscribed in CPF/ME under no. 820.132.251-72, resident and domiciled in Brasília, Federal District, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, CEP 05501-050, in the city and state of São Paulo, as alternate member.
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BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 26, 2023

9.1.3.2.                 Subsequently, in an election by majority shareholders, the common shareholders of the Company approved by majority vote, after recording abstentions and dissenting votes, as per the vote map in Attachment I, the election or re-election, as applicable, of the following members and alternate members of the Fiscal Council, as per the slate indicated by shareholders Novonor S.A. – Under Court-Supervised Reorganization and NSP Investimentos S.A. – Under Court-Supervised Reorganization and Petróleo Brasileiro S.A. – Petrobras, for a term of office that started on this date and will end at the Annual Shareholders Meeting that will deliberate on the financial statements of the Company for the year ending December 31, 2023, pursuant to articles 42 and 43 of the Bylaws of the Company:

As members:

(i)	ISMAEL CAMPOS DE ABREU, Brazilian, married under the regime of partial community property, accountant, bearer of Identity Document (RG) no. 00716820-90 SSP/BA, inscribed in CPF/ME under no. 075.434.415-00, resident and domiciled in the city of Salvador, state of Bahia, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo;

(ii)	GILBERTO BRAGA, Brazilian, married under the regime of partial community property, economist and accountant, bearer of Identity Document (RG) no. 04722037-1 DETRAN/RJ, inscribed in CPF/ME under no. 595.468.247-04, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo;

(iii)	JEFERSON GUSTAVO SALERNO, Brazilian, married under the regime of partial community property, accountant, bearer of Identity Document (RG) no. 071.330-O/8 CRC-RJ, inscribed in CPF/ME under no. 019.596.737-26, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo; and
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BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 26, 2023

(iv)	PAULO CICERO SILVA NETO, Brazilian, married under the regime of partial community property, accountant, bearer of Identity Document (RG) no. 25699138-8 SSP/SP, inscribed in CPF/ME under no. 180.006.098-00, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo.

As respective alternate members:

(i)	IVAN SILVA DUARTE, Brazilian, married under the regime of partial community property, accountant, bearer of Identity Document (RG) no. 3732230-30 SSP/BA, inscribed in CPF/ME under no. 611.242.065-15, resident and domiciled in the city of Salvador, state of Bahia, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo;
(ii)	TATIANA MACÊDO COSTA RÊGO, Brazilian, divorced, business administrator, bearer of Identity Document (RG) no. 0823710327 SSP/BA, inscribed in CPF/ME under no. 951.929.135-00, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo;
(iii)	EDUARDO DAMAZIO DA SILVA REZENDE, Brazilian, married under the regime of partial community property, accountant, bearer of Identity Document (RG) no. 084155/O-3 CRC-RJ, inscribed in CPF/ME under no. 035.365.127-39, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with business address at Rua Lemos Monteiro, nº 120, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo; and
(iv)	EDUARDO KISEK, Brazilian, married under the regime of partial community property, business administrator, bearer of Identity Document (RG) no. 9052574515 SJS/RS, inscribed in CPF/ME under no. 657.658.420-20, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with business address at Rua Lemos Monteiro, nº 120, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 26, 2023

The elected members and alternate members of the Fiscal Council will take office on legal timeline by signing the respective term of office filed in the Company’s records. They have submitted written statements, for all legal purposes, under penalties of law, pursuant to article 37, item II of Federal Law 8,934/94, as amended by article 4 of Federal Law 10,194/01, that they are not impeded from exercising commercial or management functions at companies by way of conviction, and have also submitted, to comply CVM Resolution 80, written statements as per said Instruction, which were filed at the head office of the Company.

Consequent to the elections or re-elections, as applicable, deliberated in item 9.1.3, the Fiscal Council of the Company will have the following composition:

MEMBERS	ALTERNATE MEMBERS
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACÊDO COSTA RÊGO
JEFERSON GUSTAVO SALERNO	EDUARDO DAMAZIO DA SILVA REZENDE
PAULO CICERO SILVA NETO	EDUARDO KISEK
WILFREDO JOÃO VICENTE GOMES	IÊDA APARECIDA DE MOURA CAGNI

9.1.4.    OVERALL ANNUAL COMPENSATION OF MANAGERS AND FISCAL COUNCIL MEMBERS: Approve, by majority vote of common shareholders of the Company, after recording the abstentions and dissenting votes, as per the vote map in Attachment I, the total amount of up to R$84,397,905.28 as the overall annual compensation of Managers for fiscal year 2023, including the fixed and variable fees and applicable benefits, net of payroll charges, which will be borne by the employer. The Board of Directors of the Company will establish the individual compensation in accordance with articles 25 and 26, item viii of the Bylaws of the Company. Additionally, a sum of R$1,114,900.00 was approved as compensation of Fiscal Council members for fiscal year 2023, pursuant to article 162, paragraph 3 of the Brazilian Corporations Law, resulting in the overall annual compensation of Management and Fiscal Council members totaling R$85,512,805.28.

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9.2.	EXTRAORDINARY SHAREHOLDERS MEETING:

9.2.1.    RATIFICATION, UNDER ARTICLE 23 OF THE BYLAWS OF THE COMPANY, OF THE NOMINATION, BY THE BOARD OF DIRECTORS, OF ONE (1) ALTERNATE MEMBER FOR THE POSITION OF MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY TO COMPLETE THE ONGOING TERM OF OFFICE UNTIL THE ANNUAL SHAREHOLDERS MEETING THAT WILL DELIBERATE ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2023: Approve, by majority vote of common shareholders of the Company, after recording the dissenting votes, as per the vote map in Attachment I, the ratification, pursuant to article 23 of the Bylaws of the Company, of the nomination, by the Board of Directors, of André Amaro da Silveira, Brazilian, engineer, bearer of identity document (RG) no. 1.238.071, inscribed in CPF/ME under no.520.609.346-72, resident and domiciled in the city of São Paulo, state of São Paulo, then Alternate Member to the Chairman of the Board of Directors, to replace Roberto Lopes Pontes Simões as member of the Board of Directors of Braskem for the remainder of the current term of office, which will end at the Annual Shareholders Meeting that will examine the Financial Statements for the year ending December 31, 2023. The member of the Board of Directors took office on January 26, 2023, on the date of his nomination by the Board of Directors, by signing the respective term of office filed in the Company’s records. The Director was consulted in advance and submitted written statements, for all legal purposes, under penalties of law, pursuant to article 37, item II, of Federal Law 8,934/94, as amended by article 4 of Federal Law 10,194/01, that he is not impeded from exercising commercial or management functions at companies by way of conviction, and also submitted, to comply CVM Resolution 80, written statements as per said Instruction, which were filed at the head office of the Company.

The Board of Directors of the Company is now comprised as follows:

MEMBERS	ALTERNATE MEMBERS
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	-
EDUARDO BACELLAR LEAL FERREIRA	RODRIGO TIRADENTES MONTECCHIARI
JOSÉ LUIS BRINGEL VIDAL	DANIEL PEREIRA DE ALBUQUERQUE ENNES
GESNER JOSÉ DE OLIVEIRA FILHO	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
ANDRÉ AMARO DA SILVEIRA	-
JULIANA SÁ VIEIRA BAIARDI	LAURA MANIERO GADELHO
HÉCTOR NÚÑEZ	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI	-
CHARLES LENZI	MARCO ANTÔNIO ZACARIAS
MARCELO KLUJSZA	LINEU FACHIN LEONARDO

9.2.2.    RE-RATIFICATION OF THE AMOUNT DECLARED AS ADDITIONAL DIVIDENDS AT THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON APRIL 19, 2022, AND THE CONSEQUENT ADJUSTMENT TO THE COMPANY’S RETAINED EARNINGS OF 2021 BASED ON ITS 2022 CAPITAL BUDGET: Approve, by majority vote of the common shareholders of the Company, after recording the dissenting votes, as per the vote map in Attachment I, the re-ratification of additional dividends declared at the Annual and Extraordinary Shareholders Meeting held on April 19, 2022 (“2022 AESM”), from R$1,350,000,000.00 to R$1,350,401,624.16, as per the amount per share approved at the 2022 AESM and effectively paid to shareholders on May 2, 2022, representing an increase of R$401,624.16 in relation to the total additional dividends approved at the 2022 AESM, and the consequent adjustment to the retained earnings of the Company based on the capital budget approved for fiscal year 2022, from R$643,619,006.04 to R$643,217,381.88.

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10.           CLOSURE: In compliance with article 33, paragraph 4 of CVM Resolution 80, all the approvals, rejections and abstentions during the vote on each item on the agenda are included in Attachment I, which, for all effects, should be considered as an integral part of these minutes. There being no further business to discuss, the Meeting was adjourned and these minutes were drawn up, as a summary of the events, and signed by the Presiding Board. Shareholders who participated in the Meeting through the electronic system provided by the Company had their attendance registered by the Presiding Board and will be considered signatories to these minutes, pursuant to article 47, paragraphs 1 and 2 of CVM Resolution 81, and the Company’s Shareholders Attendance Book. Also, pursuant to article 130, paragraph 1, of the Brazilian Corporations Law. Finally, shareholders also unanimously authorized the publication of these minutes without shareholders’ signatures, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law.

11.           SIGNATURES: Presiding Board: Chairman: Henrique Vargas Beloch; and Secretary: Clarisse Mello Machado Schlieckmann.

Shareholders present:

NSP INVESTIMENTOS S.A. – Em Recuperação Judicial NOVONOR S.A. – Em Recuperação Judicial

(p.p. Messrs. Marcelo Guedes Nunes, João Eduardo Braz de Carvalho, Rodrigo Souza Mendes de Araújo and Mikael Martins de Lima)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Mr. Felipe Câmara Moreira)

Renato Chaves

GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES

IT NOW IBOVESPA FUNDO DE ÍNDICE
IT NOW IGCT FUNDO DE INDICE
IT NOW IMAT FUNDO DE INDICE
IT NOW ISE FUNDO DE INDICE
ITAU CAIXA ACOES FI
ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA
ITAU GOVERNANCA CORPORATIVA ACOES FI
ITAU IBOVESPA ATIVO MASTER FIA
9

ITAU INDEX ACOES IBRX FI
ITAÚ AÇÕES DIVIDENDOS FI
ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO
ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI
ITAÚ IBRX ATIVO MASTER FIA
ITAÚ INDEX AÇÕES IBOVESPA FI
ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ PREVIDÊNCIA IBRX FIA
QUANTAMENTAL HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
AMUNDI INDEX SOLUTIONS
BNP PARIBAS FUNDS EMERGING MULTI-ASSET INCOME

THE BANK OF NEW YORK

(p.p. Sra. Michele da Silva Gonsales)

Votes presented via Absentee Ballot:

SOJITZ CORPORATION
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
INVESCO FUNDS
MANAGED PENSION FUNDS LIMITED
BLACKROCK GLOBAL FUNDS
NORGES BANK
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F
UTAH STATE RETIREMENT SYSTEMS
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
JOHN HANCOCK FUNDS II EMERGING MARKETS FUND
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI
FUTURE FUND BOARD OF GUARDIANS
THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD
IVESCO FTSE RAFI EMERGING MARKETS ETF
NORTHERN TRUST INVESTIMENT FUNDS PLC
PEOPLE S BANK OF CHINA
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
10

AMERICAN HEART ASSOCIATION, INC.
STICHTING PGGM DEPOSITARY
SCHWAB EMERGING MARKETS EQUITY ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
FIRST TRUST BRAZIL ALPHADEX FUND
MIP ACTIVE STOCK MASTER PORTFOLIO
UI-E - J P MORGAN S/A DTVM
NN (L) EMERGING MARKETS HIGH DIVIDEND
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VANGUARD FUNDS PUBLIC LIMITED COMPANY
BNY MELLON FUNDS TRUST - BNY MELLON INTERNATIONAL EQUITY INC
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F
VIRTUS NFJ EMERGING MARKETS VALUE FUND
FLEXSHARES INTERNATIONAL QUALITY DIVIDEND DEFENSIVE I. FUND
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
VGV POOLFONDS EME II
STATE STREET IRELAND UNIT TRUST
XTRACKERS (IE) PUBLIC LIMITED COMPANY
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL GENERAL GLOBAL EQUITY INDEX FUND
MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND
PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
PIMCO RAE EMERGING MARKETS FUND LLC
CC AND L Q 140-40 FUND
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GL EMER MARK EQU DIV
CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II
WISDOMTREE EMERGING MARKETS ESG FUND
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF
VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER
VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER
LEGAL & GENERAL ICAV
CCL Q EMERGING MARKETS EQUITY FUND LP
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
PACER EMERGING MARKETS CASH COWS 100 ETF
11

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
GLOBAL EX-US ALPHA TILTS FUND
GLOBAL EX-US ALPHA TILTS FUND B
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
FRANKLIN LIBERTYSHARES ICAV
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
VANGUARD EMERGING MARKETS STOCK INDEX FUND
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND
LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
MERCER UCITS COMMON CONTRACTUAL FUND
BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU
CCL Q EMERGING MARKETS EQUITY FUND
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
GOTHAM CAPITAL V, LLC
ARERO - DER WELTFONDS -NACHHALTIG
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
DODGE COX EMERGING MARKETS STOCK FUND
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
CIBC EMERGING MARKETS EQUITY INDEX ETF
LGIASUPER TRUSTEE
INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST
EMERGING MARKETS EX CHINA ALPHA TILTS - ENHANCED FUND
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
BLACKROCK BALANCED CAPITAL FUND, INC.
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
STRIVE EMERGING MARKETS EX-CHINA ETF
SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
NEW YORK STATE COMMON RETIREMENT FUND
12

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

Camaçari/BA, April 26, 2023.

The above matches the original minutes drawn up in the proper book.

Clarisse Mello Machado Schlieckmann

Secretary

13

BRASKEM S.A

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY-HELD COMPANY

FINAL SYNTHETIC SUMMARY VOTING MAP

Annual and Extraordinary General Meeting

Held on April 26, 2023[1]

Description of the Resolution	Vote	(ON) (1)	(%) of the Total Number of Preferred Shares present	(PN)(2)	(%) of the Total Number of Preferred Shares present
ANNUAL GENERAL MEETING
Examine, discuss, and vote on Company’s Financial Statement containing the Notes to Financial Statements, along with the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council and the report of the Compliance and Statutory Audit Committee, for the fiscal year ended December 31, 2022.	Approve	442,867,243	99.0%	-	0.0%
	Reject	-	0.0%	-	0.0%
	Abstain	4,600,000	1.0%	-	0.0%

[1] This voting map does not include matters that were not subject to resolution by this Annual and Extraordinary General Meeting

14

Examine, discuss, and vote the Management Proposal and respective Management Account for the fiscal year ended December 31, 2022.		Approve	442,867,243	99.0%	-	0.0%
		Reject	-	0.0%	-	0.0%
		Abstain	4,600,000	1.0%	-	0.0%
Do you want to request the adoption of the separate election by minority Shareholders of common shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of the Brazilian Corporation Law?		Approve	6	0.0%	-	0.0%
		Reject	-	0.0%	-	0.0%
		Abstain	8,705,662	1.9%	-	0.0%
Nomination of candidates to the fiscal council by shareholders with non-voting preferred shares or restricted voting rights.[2]	WILFREDO JOÃO VICENTE GOMES (Effective) / IÊDA APARECIDA DE MOURA CAGNI (Alternate)	Approve	-	0.0%	63,404,928	23.6%
		Reject	-	0.0%	166,268	0.1%
		Abstain	-	0.0%	560,816	0.2%

[2] This item does not include preferred shares held by the stockholders NSP Investimentos S.A. - In Judicial Recovery, Novonor S.A. - In Judicial Recovery, and Petróleo Brasileiro S.A. - Petrobras.

15

Nomination of all the names that compose the slate. - CHAPA ÚNICA INDICADA PELAS ACIONISTAS NOVONOR S.A. – EM RECUPERAÇÃO JUDICIAL E NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL E PELA ACIONISTA PETRÓLEO BRASILEIRO S.A. – PETROBRAS	ISMAEL CAMPOS DE ABREU (EFFECTIVE) / IVAN SILVA DUARTE (ALTERNATE) GILBERTO BRAGA (EFFECTIVE) / TATIANA MACEDO COSTA REGO (ALTERNATE) JEFERSON GUSTAVO SALERNO (EFFECTIVE) / EDUARDO DAMAZIO DA SILVA REZENDE (ALTERNATE) PAULO CICERO SILVA NETO (EFFECTIVE) / EDUARDO KISEK (ALTERNATE)	Approve	442,867,237	99.0%	-	0.0%
		Reject	6	0.0%	-	0.0%
		Abstain	4,600,000	1.0%	-	0.0%
16

If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?	Approve	-	0.0%	-	0.0%
	Reject	-	0.0%	-	0,0%
	Abstain	8,705,662	1.9%	-	0,0%
Resolve the annual and global Management and Fiscal Council compensation for the fiscal year to be ended on December 31, 2023.	Approve	442,867,237	99.0%	-	0.0%
	Reject	6	0.0%	-	0.0%
	Abstain	4,600,000	1.0%	-	0.0%
EXTRAORDINARY GENERAL MEETING
17

Ratification, pursuant to article 23 of the Companys Bylaws, of the appointment by the Board of Directors of one (1) effective member of the Companys Board of Directors, for the remainder of the term of office in progress, until the Companys Annual General Meeting which will resolve on the financial statements for the fiscal year to end on December 31, 2023.	Approve	442,867,243	99.0%	-	0.0%
	Reject	4,600,000	1.0%	-	0.0%
	Abstain	-	0.0%	-	0.0%
Re-ratification of the amount declared as additional dividends at the Companys Annual and Extraordinary Shareholders Meeting held on April 19, 2022, with the consequent adjustment in the amount of retained earnings by the Company, for the year 2021, based on the Company’s capital budget for the year 2022.	Approve	442,867,243	99.0%	-	0.0%
	Reject	4,600,000	1.0%	-	0.0%
	Abstain	-	0.0%	-	0.0%

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Fiscal Council, under the terms of article 161, paragraph 4, “a” of Corporation Law. It does not take into consideration Treasury Stock.

18

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.